Exhibit 99.2

FOR RNS RELEASE:

Grant of Options and RSUs and PDMR Dealings

May 3, 2017, LONDON — Verona Pharma plc (AIM: VRP) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on developing and commercialising innovative therapeutics for the treatment of respiratory diseases with significant unmet needs, announces that it granted the following options over ordinary shares of £0.05 each (the “Ordinary Shares”) and American Depositary Shares (“ADS”) and restricted share units (“RSUs”) and Restricted American Depositary Share Units (“RADSUs”) to directors and employees of Verona Pharma under and in accordance with Verona Pharma’s 2017 Incentive Award Plan:

•                  3,430,316 options to purchase Ordinary Shares;

•                  129,564 options to purchase ADSs representing 1,036,512 Ordinary Shares;

•                  853,220 RSUs; and

•                  24,877 RADSUs representing 199,016 Ordinary Shares.

Each RSU and RADSU represents an unfunded, unsecured right to receive, on the applicable settlement date, one Ordinary Share or the equivalent number of ADSs, as applicable, or an amount in cash or other consideration. Except where the context indicates otherwise, references hereunder to the Ordinary Shares shall be deemed to include a number of ADSs equal to an Ordinary Share.  No consideration was paid in respect of the grant of awards.

PDMR Dealings

Verona Pharma notifies the following transactions by persons discharging managerial responsibilities (“PDMRs”) in its Ordinary Shares through the grant of options over Ordinary Shares and ADSs and RSUs under and in accordance with Verona Pharma’s 2017 Incentive Award Plan.

Name	Options over	RSUs and RADSUs
Dr Jan-Anders Karlsson	1,385,598 Ordinary Shares	346,395 RSUs
Vikas Sinha	15,048 ADSs (Representing 120,384 Ordinary Shares)	—
Piers Morgan	802,690 Ordinary Shares	200,669 RSUs
Ken Newman	99,516 ADSs (Representing 796,128 Ordinary Shares)	24,877 RADSUs (Representing 199,016 RSUs)

The options over Ordinary Shares have an exercise price of £1.32 per Ordinary Share. The options over ADSs have an exercise price of £10.56 per ADS. The RSUs have a value of £1.32 per RSU and the RADSUs have a value of £10.56 per RADSU.

The options, RSUs and RADSUs set forth in the table above (other than those granted to Mr Sinha) will vest as to 50% of the Ordinary Shares or ADSs (as appropriate) in three substantially equal annual instalments following the grant date and as to 50% of the Ordinary Shares or ADSs (as appropriate) in four substantially equal annual instalments following the grant date. The options granted to Mr Sinha will vest in three substantially equal annual instalments following the grant date.

The notification of dealing form in respect of option/RSU awards for each PDMR can be found below.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / James White

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Stephanie Cuthbert /	veronapharma@fticonsulting.com
Natalie Garland-Collins

ICR, Inc. (US Media and Investor enquiries)
James Heins	Tel: +1 203-682-8251
James.Heins@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282
Stephanie.Carrington@icrinc.com

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Dr Jan-Anders Karlsson

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	Legal Entity Identifier	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 5p each

	Identification code	ISIN Code: GB00BYW2KH80

b)	Nature of the transaction	Issue of options over Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Exercise Price: £1.32	Options over 1,385,598 Ordinary Shares

d)	Aggregated information - Aggregated volume - Price	N/a (single transaction)

e)	Date of the transaction	26 April 2017

f)	Place of the transaction	London Stock Exchange, AIM

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 5p each

	Identification code	ISIN Code: GB00BYW2KH80

b)	Nature of transaction	Grant of RSUs, each of which represents an unfunded, unsecured right to receive, on the applicable settlement date, one Ordinary Share or an amount in cash or other consideration

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		No consideration	346,395

d)	Aggregated information - Aggregated volume - Price	N/a (single transaction)

e)	Date of the transaction	28 April 2017

f)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Vikas Sinha

2	Reason for the notification

a)	Position/status	Non-Executive Director

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	Legal Entity Identifier	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	American Depositary Shares (“ADSs”), representing ordinary shares of 5p each, on deposit with a U.S. banking institution selected by the Company and which are registered pursuant to a Form F-6.

	Identification code	ISIN Code: US9250501064

b)	Nature of the transaction	Issue of options over ADSs

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Exercise Price: £10.56	Options over 15,048 ADSs (representing 120,384 Ordinary Shares)

d)	Aggregated information - Aggregated volume	N/a (single transaction)

- Price

e)	Date of the transaction	26 April 2017

f)	Place of the transaction	NASDAQ

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Piers Morgan

2	Reason for the notification

a)	Position/status	Chief Financial Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	Legal Entity Identifier	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 5p each

	Identification code	ISIN Code: GB00BYW2KH80

b)	Nature of the transaction	Issue of options over Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Exercise Price: £1.32	Options over 802,690 Ordinary Shares

d)	Aggregated information - Aggregated volume - Price	N/a (single transaction)

e)	Date of the transaction	26 April 2017

f)	Place of the transaction	London Stock Exchange, AIM

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 5p each

	Identification code	ISIN Code: GB00BYW2KH80

b)	Nature of transaction	Grant of RSUs, each of which represents an unfunded, unsecured right to receive, on the applicable settlement date, one Ordinary Share or an amount in cash or other consideration

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		No consideration	200,669

d)	Aggregated information - Aggregated volume - Price	N/a (single transaction)

e)	Date of the transaction	28 April 2017

f)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Ken Newman

2	Reason for the notification

a)	Position/status	Chief Medical Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	Legal Entity Identifier	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	American Depositary Shares (“ADSs”), representing ordinary shares of 5p each, on deposit with a U.S. banking institution selected by the Company and which are registered pursuant to a Form F-6.

	Identification code	ISIN Code: GB00BYW2KH80

b)	Nature of the transaction	Issue of options over ADSs

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Exercise Price: £10.56	Options over 99,516 ADSs (representing 796,128 Ordinary Shares)

d)	Aggregated information - Aggregated volume - Price	N/a (single transaction)

e)	Date of the transaction	26 April 2017

f)	Place of the transaction	NASDAQ

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	ADSs

	Identification code	ISIN Code: US9250501064

b)	Nature of transaction	Grant of RADSUs, each of which represents an unfunded, unsecured right to receive, on the applicable settlement date, one ADS or an amount in cash or other consideration

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		No consideration	24,877 (representing 199,016 Ordinary Shares)

d)	Aggregated information - Aggregated volume - Price	N/a (single transaction)

e)	Date of the transaction	28 April 2017

f)	Place of the transaction	NASDAQ